Exhibit 99.1

STEEL PARTNERS II, L.P.
590 Madison Avenue, 32nd Floor
New York, New York 10022

May 19, 2008

For Dissemination to Board of Directors

Conseco, Inc.
11825 N. Pennsylvania Street
Carmel, Indiana 46032
Attn: Corporate Secretary

Dear Members of the Board:

As you know, we are one of the largest shareholders of Conseco, Inc. (“Conseco” or the “Company”), owning approximately 9.8% of the outstanding shares of common stock (the “Shares”).  We continue to believe that the Shares are undervalued at the current price levels and are interested in purchasing additional Shares.  We, with the support of Conseco, would like to acquire the maximum number of Shares allowable without limiting Conseco’s ability to fully realize the benefits of its net operating loss carryforwards (“NOL”).  We believe that the NOL is an extremely valuable asset to Conseco and do not wish to cause an annual limitation on the utilization of the NOL.  We believe, based on Conseco’s public filings, that we can increase our percentage ownership up to 22% of the outstanding Shares (the “NOL Threshold”).  We seek the Board’s support for us to acquire the Shares using a “modified Dutch auction” structure with a pricing range of $12.50 to $14.00 per Share.  By conducting a tender offer, we would provide liquidity to any shareholders who desire to sell their positions in a manner that treats all shareholders equally and fairly.  We may also acquire additional Shares in the open market following the tender offer to the extent there is additional availability without compromising the NOL.

As you know, we are not permitted to acquire 10% or more of the outstanding Shares without first complying with applicable insurance holding company filing requirements.  We are asking for Conseco’s support of our endeavor to increase our ownership up to the NOL Threshold, subject to complying with all applicable law and regulatory filings.  Specifically, we would like Conseco to advise the insurance regulators that it will not object to our increased ownership when contacted by the regulators.

Based on our discussion with James Prieur last Thursday, we believe the Board has been slow to implement the strategic review process.  We believe the Board must make the review process a priority and that the Board needs to find a way to remove the long term care block exposure.  We also believe the return on equity of Conseco Insurance Group is inadequate and needs to be improved as quickly as possible.  We believe these issues will continue to erode shareholder value until they are resolved by the Company and we would be pleased to work with you and assist the Company in successfully resolving these issues.

We look forward to discussing these matters with you in further detail.

Sincerely,

/s/ Jack L. Howard

Jack L. Howard